As filed with the Securities and Exchange Commission on December 23, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Royce Global Value Trust, Inc.

(Name of Subject Fund (Issuer))

Royce Global Value Trust, Inc.

(Name of Filing Person (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

78081T104

(CUSIP Number of Class of Securities)

John E. Denneen

Secretary and Chief Legal Officer

745 Fifth Avenue

New York, NY 10151

(212) 508-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of the Person(s) Filing Statement)

Copy to:

Frank P. Bruno, Esq.

Nathan J. Greene, Esq.

Sidley Austin LLP

787 Seventh Avenue

New York, New York 10019

(212) 839-5300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$77,263,525.32(a)	$8,429.45(b)

(a)	Calculated solely for purposes of determining the amount of the filing fee.

(b)	Calculated at $109.10 per $1,000,000 of the Transaction Valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$8,429.45	Filing Party:	Royce Global Value Trust, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	October 28, 2020; December 8, 2020
	(005-88638)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

ITEMS 1 THROUGH 9 AND ITEM 11

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Issuer Tender Offer Statement on Schedule TO initially filed by Royce Global Value Trust, Inc., a Maryland corporation (the “Fund”), on October 28, 2020 (as amended and supplemented by Amendment No. 1 filed on December 8, 2020 (“Amendment No. 1”) and this Amendment No. 2, the “Schedule TO”) relating to the Fund’s offer to purchase for cash up to 50% of its issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), at a price per share equal to the Fund’s net asset value per share as of the close of the regular trading session of the New York Stock Exchange (“NYSE”) on December 22, 2020 (or if the Offer is extended, on the trading day immediately following the day to which the Offer is extended), upon the terms and subject to the conditions set forth therein and in the related “Offer to Purchase” dated October 28, 2020 (as amended by Amendment and Supplement No. 1 thereto dated December 7, 2020, and the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer.”

Filed herewith as Exhibit (a)(5)(iv) and incorporated by reference is a copy of the press release issued by the Fund dated December 8, 2020, announcing the filing of an amended Schedule TO-I with the Securities and Exchange Commission.

Filed herewith as Exhibit (a)(5)(v) and incorporated by reference is a copy of the press release issued by the Fund dated December 22, 2020, announcing the preliminary results of the Offer.

Filed herewith as Exhibit (a)(5)(vi) and incorporated by reference is a copy of the press release issued by the Fund dated December 23, 2020, announcing the final results of the Offer.

ITEM 10. FINANCIAL STATEMENTS

(a) The information in the Offer to Purchase in Section 9 (“Selected Financial Information”) is incorporated herein by reference.

(b) Not applicable.

This is the Final Amendment to the Schedule TO and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 11:59 p.m., New York City time, on December 21, 2020.

2. 6,240,642 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. Because the Offer was oversubscribed, the Fund purchased a pro rata portion of Shares tendered by each stockholder (disregarding fractional Shares).

3. The Shares were repurchased at a price of $14.43 per Share, the Fund’s net asset value per Share as of 4:00P.M., New York City Time, on December 22, 2020.

Except as specifically provided herein, the information contained in the Schedule TO and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated October 28, 2020. (3)

(a)(1)(ii)	Form of Letter of Transmittal. (3)

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (3)

(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (3)

(a)(1)(v)	Form of Letter to Stockholders. (3)

(a)(1)(vi)	Form of Amendment No. 1 to Offer to Purchase, dated December 7, 2020. (4)

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press Release issued on October 9, 2020. (1)

(a)(5)(ii)	Press Release issued on October 28, 2020. (2)

(a)(5)(iii)	Press Release issued on December 7, 2020. (4)
(a)(5)(iv)	Press Release issued on December 8, 2020. (filed herewith)

(a)(5)(v)	Press Release issued on December 22, 2020. (filed herewith)

(a)(5)(vi)	Press Release issued on December 23, 2020. (filed herewith)

(b)	None.

(d)	Voting Agreement dated as of December 6, 2020 by and among the Fund, Royce & Associates, LP and Saba Capital Management, L.P. (4)

(e)	None.

(g)	None.

(h)	None.

(1)	Incorporated by reference to the Registrant’s definitive additional materials on Schedule 14A, filed with the Securities and Exchange Commission on October 13, 2020.

(2)	Incorporated by reference to the Registrant’s definitive additional materials on Schedule 14A, filed with the Securities and Exchange Commission on October 29, 2020.

(3)	Previously filed on Schedule TO-I with the Securities and Exchange Commission on October 28, 2020.

(4)	Previously filed on Schedule TO-I/A with the Securities and Exchange Commission on December 8, 2020.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROYCE GLOBAL VALUE TRUST, INC.

By:	/s/ Christopher D. Clark
Name:	Christopher D. Clark
Title:	President

Dated: December 23, 2020